UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 3, 2023, Vertical Aerospace Ltd. (the “Company”) issued a press release announcing its financial results for the six months ended June 30, 2023, a copy of which is furnished as Exhibit 99.1 hereto.

The Company's unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 and related notes thereto and an operating and financial review and prospects with respect to the six months ended June 30, 2023 are attached as Exhibits 99.2 and 99.3, respectively, to this Report on Form 6-K. This Report on Form 6-K also attaches Exhibit 101, which contains Interactive Data File disclosure in accordance with Rule 405 of Regulation S-T.

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 and Exhibits 101.INS, 101.SCH, 101.CAL, 101.LAB, 101.PRE and 101.DEF to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Vertical Aerospace Ltd. dated August 3, 2023.
99.2	Unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023
99.3	Operating and financial review and prospects with respect to the six months ended June 30, 2023
101.INS	Inline XBRL Instance Document - the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VERTICAL AEROSPACE LTD.

Date: August 3, 2023	By:	/s/ Stephen Fitzpatrick
Stephen Fitzpatrick
Chief Executive Officer